Exhibit 99.104

BY SEDAR

Québec City, May 12, 2021

To :	Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island) Financial and Consumer Services Commission (New Brunswick),
Office of the Superintendent of Securities Services Newfoundland and Labrador
Autorité des marchés financiers du Québec
Ontario Securities Commission
The Manitoba Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Alberta Securities Commission
British Columbia Securities Commission
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities, Department of Justice, Government of the Northwest Territories
Nunavut Securities Office

Re:	Nouveau Monde Graphite Inc. (the “Corporation”) – Re-filing pursuant to Part 4B.2 (2) (a) of Regulation 51-102 respecting Continuous Disclosure Obligations (V-1.1, r. 24)

Sir/Madam:

Please note that the Press Release of the Corporation initially filed on SEDAR on March 11, 2021 is re-filed as of the date hereof through the form of an amended press release. This filing is required due to the removal of all future oriented financial information beyond December 31st, 2022.

All other information appearing in the aforementioned Press Release remains unchanged.

Yours very truly,

[Signature page follows]

NOUVEAU MONDE GRAPHITE INC.

By:	(s) Éric Desaulniers
Éric Desaulniers
President and Chief Executive Officer

AMENDED PRESS RELEASE

For immediate release

NOUVEAU MONDE ANNOUNCES PHASE 2 OF ITS FULLY-

INTEGRATED ANODE MATERIAL PRODUCTION FACILITY

»	Nouveau Monde’s mission and strategy is to become the Western World’s largest producer of high-quality anode materials to be used mainly in batteries for electrical vehicles and renewable energy storage

»	Its large-scale lithium-ion active anode material facility in Bécancour, Québec (Canada) (“Bécancour VAP project”) is an integral part of its strategy

»	Nouveau Monde has acquired a 200,000 m2 parcel in the industrial park of Bécancour, adjacent to its Phase 1 plant located within the facilities of Olin Corporation

»	The Phase 1 plant of the Bécancour VAP project is currently under construction, with a planned nameplate capacity of 2 kilotonnes per annum (“ktpa”) of anode material and scheduled to make its first production within 12 months

»	The Front-End Loading engineering analysis (“FEL-1”) for Phase 2 has now been completed and supports a strong business case to build a large-scale lithium-ion active anode material facility in Bécancour

»	Front-End Loading pre-feasibility engineering analysis (“FEL-2”) is underway with the goal to be completed within 12 months

»	Nouveau Monde continues to progress qualification activities and commercial discussions with potential customers using material produced at its demonstration facility

»	Nouveau Monde remains committed to “Best in Class Standards”, by reducing the supply chain carbon footprint and targeting carbon neutrality for its entire production value chain

MONTRÉAL, QUÉBEC, March 11, 2021 – Nouveau Monde Graphite Inc. (“Nouveau Monde” or the “Company”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) is pleased to announce the completion of a Front-End Loading engineering analysis (“FEL-1”) for Phase 2 of its large-scale commercial lithium-ion anode material project in Bécancour, Québec, Canada as it continues to execute its strategy of becoming the Western World’s largest producer of high-quality anode materials to be used mainly in batteries for electrical vehicles and renewable energy storage. As it expands, Nouveau Monde preserves its firm commitment to carbon neutrality.

Arne H Frandsen, Chairman of Nouveau Monde, commented: “Nouveau Monde is firmly on its way to become one of the world’s most important anode materials producers, delivering high quality anode materials from our sophisticated processing and beneficiation plants in Bécancour. Our successful upstream integration with our Matawinie mineral project is designed to ensure that we have access to the right quality feedstock for decades to come. Thanks to Nouveau Monde’s team of local and internationally acclaimed experts and professionals, we are continuing to move forward at speed!”

Eric Desaulniers, President and CEO of Nouveau Monde, added: “We founded Nouveau Monde in 2011 with the vision of developing the largest and best-in-class graphite-based anode material supplier in North America. For the past five years, we have specifically focused on developing the processing know-how and skills internally. We have hired highly qualified professionals from around the world, creating a multifaceted team of anode materials experts. This team has in turn engaged with multiple other local and international experts to establish our technologies to produce high-quality lithium-ion anode material on a large scale.

Today, we are proud to announce Phase 2 of our effort, with a projected low operating cost profile. This next phase will continue to comply with Nouveau Monde’s high ESG standards and will benefit from Québec’s green and inexpensive hydroelectricity as our exclusive energy source. Our significant forecasted incremental annual operating profit potential is a testimony that it is possible to embrace sustainable development and profitability to the benefit of all stakeholders.

It is essential for North America to develop a fully integrated supply chain of high-quality battery materials that are produced at meaningful scale, with the lowest carbon footprint, with strict traceability compliance while maintaining cost competitiveness at all times.”

Figure 1: 3D rendering of Nouveau Monde’s Bécancour VAP project

The FEL-1 Analysis

The FEL-1 concludes that a production of 42,000 tpa of anode material can be achieved with the construction of a brand-new state-of-the-art facility on Nouveau Monde’s industrial site of 200,000 m2 and supported by its existing Phase 1 plant infrastructure. The FEL-1 includes a review of all environmental regulations and permits, the project schedule, product specifications definition, stakeholders’ analysis, the capital expenditure budget and projected operating costs. Nouveau Monde’s site in Bécancour is strategically situated for large-scale anode material production, with proximity to potential customers, access to key utilities (e.g., water, hydropower, gas), adjacent to a chlor-alkali producer which provides access to key consumables, a skilled workforce and an adjacent deep-water international port on the St. Lawrence River.

Bécancour VAP Project Financing Strategy

The Company’s strategy is to finance the Bécancour VAP project with a structure involving approximately two thirds comprised of non-dilutive financial instruments and the remaining one third of equity financing. The non-dilutive financial instruments that are contemplated by the Company are a combination of bank loans, structured debt, forward payments on production and royalty streams. The Company’s largest shareholder, The Pallinghurst Group, is fully supportive of the Bécancour VAP project. No assurance can be given that any such additional financing will be available or that, if available, it can be obtained on terms favourable to the Company. The failure to obtain additional financing on favourable terms, or at all, could have a material adverse effect on the ability of the Company to complete the construction of the Bécancour VAP project.

Project Timeline

Given the strong economics revealed in the FEL-1, Nouveau Monde has commenced a FEL-2 pre-feasibility study, based on the results from the demonstration modules, which is expected to be completed in the first half of 2022. The FEL-1 evaluated various strategies to optimise the deployment of the project, including advancing directly to an enhanced FEL-2 program that includes detailed engineering of certain portions of the project and a modular construction and commissioning sequence enabling an initial production capacity to be available earlier, while construction activities are being completed. The project development pathway beyond detailed design and initiation of the construction phase will be determined by financial partnerships and end-customer commitments.

Figure 2: Bécancour VAP Project prospective timetable

De-Risking by Building Significant Phase 1 Plant and Strategic R&D

The production of purified, coated spherical graphite used as anode material in lithium-ion battery involves three major process steps, namely: shaping, purification and coating. Since 2016, the Company has committed approximately US$27 million in process development and de-risking by running large-scale bench test and building demonstration units. Since early 2020, Nouveau Monde has been operating two commercial scale shaping units in which it processed nearly 1,000 batches to confirm the optimised process parameters and equipment performance profile to be implemented to produce systematically within customers’ specifications. Significant equipment improvements and modifications were implemented on-site to achieve an optimum operating throughput and overall yield while maintaining constant in-specs quality material. Ongoing internal R&D programs on the shaping process are targeting manufacturing excellence by the enhancement of fundamental understanding of fluid dynamics and air flows by using as-built scan, numerical modelling and adoption of advanced automation and artificial intelligence technologies.

As for the Phase 1 purification sector of the facility, Nouveau Monde developed its proprietary thermochemical process that is currently being deployed at a 1,500 tpa nameplate capacity in Olin’s facility adjacent to the Company’s industrial site, with a commissioning scheduled to start in the first half of 2021 (Construction Commenced of Phase 1 Purification Facility for Lithium-Ion Battery Material in Bécancour and the Land for Phase 2 Expansion Is Now Successfully Acquired).

The final process step to produce anode material consists of coating the purified spherical graphite with a carbon-based material to minimise the surface area and enhance the stability of the solid electrolyte interface. Nouveau Monde is currently in the detailed engineering phase and has initiated the procurement to build the first module of the Phase 1 2,000 tpa capacity plant that is scheduled to be commissioned early in 2022 (Nouveau Monde Advances its 2,000-Tonne Coated Spherical Graphite Production Facility – Commissioning Set for Q1 Next Year). Nouveau Monde is of the view that its strategy of de-risking the process by investing in a rapid deployment of a first scalable-complete module will allow a faster product qualification with lithium-ion battery cell makers and more efficient and reliable engineering development.

Product Offering and Marketing

The anode material flowsheet developed by Nouveau Monde is designed to produce anode material of various particle sizes varying between 8 and 20 µm with flexibility to serve various lithium-ion battery applications. Roskill’s Fall 2020 issue reported 2019 average Chinese sales prices of US$ 7,157/tonne for CSPG. Moreover, the Company and its experienced graphite marketing team is actively developing value-added opportunities for the 1 and 8 µm micronised graphite representing a valuable anode material process by-product potentially serving multiple niche applications.

In their latest February 2021 Lithium-ion Battery Megafactory assessment report, Benchmark Mineral Intelligence forecasts 562 GWh in 2025 and 937 GWh in 2030 of battery capacity in North America and Europe combined with associated graphite anode demand of 674,000 tpa and 1,124,000 tpa, respectively.

Fully Committed to Carbon Neutrality

Nouveau Monde seeks to contribute to the decarbonisation of the economy by producing graphite materials, a required input for the production of low-carbon products, with the smallest greenhouse gas (“GHG”) footprint possible. In addition to pushing the science and technology development in order to mine and transform graphite in a sustainable and low GHG-emitting manner, the Company has pledged to offset all GHG emissions from sources it either has direct control over or may significantly influence (i.e., the Company’s Scope 1, Scope 2 and portion of Scope 3 emissions).

Nouveau Monde has ongoing R&D programs in place with professor Philippe Ouzilleau, PhD, from McGill University in Montréal to find alternate carbon sources to the petroleum-based product currently being used in the coating process with the objective of significantly reducing its carbon emissions.

Nouveau Monde also remains fully committed to achieving carbon neutrality at the Company’s level, including the Matawinie mine and concentrator in Saint-Michel-des-Saints and the Bécancour VAP project.

Co-Existence of the Matawinie Mineral Project and the Bécancour VAP Project

The FEL-1 does not impact nor alter the National Instrument 43-101 (“NI 43-101”) feasibility study filed on December 10, 2018 with regards to the Matawinie mineral project. While Nouveau Monde is of the view that there are obvious operational and financial benefits to developing a fully controlled and integrated business model, both the Matawinie mineral project and Bécancour VAP project should be considered independently from each other with regards to their economic viability. To this end, it is the intention of the Company to sell opportunistically the high-purity jumbo and large flakes produced at the Matawinie mineral project directly into third party traditional and speciality graphite markets, while the Bécancour VAP project intends to source its products, comprised of intermediate and fine flakes, from multiple sources. It is Nouveau Monde’s intention to prioritise the use of the feedstock produced at the Matawinie mineral project; however, the Company intends to source raw material from other graphite suppliers from time to time should market, or operational, conditions so justify.

Due to its modular structure, upon Phase 2 of the Bécancour VAP project successfully reaching name plate capacity, we believe it will likely be possible for Nouveau Monde to expand its capacity further. Such Phase 3 expansion is currently being analysed by management, but its implementation has not been agreed to and is entirely speculative at this point in time.

The Company will inform its stakeholders of material developments with regards to the Bécancour VAP project as required by its continuous disclosure obligations set out in Regulation 51-102.

About Nouveau Monde

Nouveau Monde is striving to become a key element in the sustainable energy revolution. The Company is working towards developing a fully-integrated source of green battery anode material in Québec, Canada. Targeting full-scale commercial operations by 2023, the Company is developing advanced carbon-neutral graphite-based material solutions for the growing lithium-ion and fuel cell markets. With low-cost operations and high ESG standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and auto manufacturers, ensuring robust and reliable advanced material, while guaranteeing supply chain traceability.

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to (i) the timetable and the operating metrics of the Bécancour VAP project, (ii) the financing strategy of the Bécancour VAP project, (iii) the benefits of the Company’s de-risking strategy, (iv) the carbon neutrality initiatives, (v) the positive impact of the foregoing on project economics, (vi) the intended results of the initiatives described above, (vii) the intended project output capacity, (viii) future market supply and demand, and (ix) Nouveau Monde’s mission and strategy and the “About Nouveau Monde” paragraph which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward -looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favourable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward -looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward- looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Company is available in the SEDAR database (www.sedar.com) and on the Company’s website at: www.NouveauMonde.group